INTEROIL CORPORATION                                 (INTEROIL CORPORATION LOGO)


CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

Nine months ended September 30, 2004 and 2003

                                                                               .
                                                                               .
                                                                               .
INTEROIL CORPORATION                                          [INTEROIL LOGO]

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------
                                                                           UNAUDITED       AUDITED        UNAUDITED
                                                                          SEPTEMBER 30    DECEMBER 31    SEPTEMBER 30
                                                                             2004            2003            2003
                                                                               $               $               $
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                33,537,433       9,313,682      43,811,482
  Temporary investments                                                     4,332,932      24,723,572       1,225,062
  Trade receivables                                                         7,625,345              --              --
  Other receivables                                                                --         175,491       8,700,163
  Other assets                                                                560,389         311,093
  Inventories (note 4)                                                     57,455,652              --              --
  Prepaid expenses                                                          1,216,243         488,532         460,122
                                                                          -----------     -----------     -----------
                                                                          104,727,994      35,012,370      54,196,829
Deferred charges                                                            3,345,878              --              --
Plant and equipment (note 5)                                              224,161,096     202,309,465     187,931,508
Oil and gas properties (note 6)                                            41,682,043      23,018,015      13,201,367
Future income tax benefit                                                     873,764              --              --
                                                                          -----------     -----------     -----------
                                                                          374,790,774     260,339,850     255,329,704
                                                                          ===========     ===========     ===========
LIABILITIES AND SHARE HOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilties
    Crude feedstock                                                        41,677,166              --              --
    Other                                                                  19,965,274       5,835,583       8,904,121
  Deferred acquisition cost (note 12)                                      11,988,608              --              --
  Due to related parties (note 3)                                           2,453,520       1,478,751       1,690,001
  Current portion of secured loan (note 7)                                  4,500,000       9,000,000       4,500,000
                                                                          -----------     -----------     -----------
                                                                           80,584,568      16,314,334      15,094,122
Deferred financing costs                                                      834,439              --              --
Secured loan (note 7)                                                      80,500,000      74,000,000      65,500,000
Debentures (note 16)                                                       30,854,055
Indirect participation interest (note 9)                                   10,608,830      16,600,000      19,835,000
                                                                          -----------     -----------     -----------
                                                                          203,381,892     106,914,334     100,429,122
                                                                          -----------     -----------     -----------
Non-controlling interest (note 10)                                          6,465,010       6,467,496       6,481,375
                                                                         ------------    ------------    ------------
Shareholders' equity:
  Share capital (note 11)                                                 168,421,279     157,449,200     157,381,699
  Additional paid in capital                                                1,762,354         540,222         579,876
  Warrants (note 16)                                                        1,912,606              --              --
  Conversion options (note 16)                                             12,382,014              --              --
  Deferred foreign exchange                                                   168,692              --              --
  Deferred hedge gain/(loss)                                                 (789,020)
  Accumulated deficit                                                     (18,914,052)    (11,031,402)     (9,542,368)
                                                                          -----------     -----------     -----------
                                                                          164,943,873     146,958,020     148,419,207
                                                                          -----------     -----------     -----------
                                                                          374,790,774     260,339,850     255,329,704
                                                                          ===========     ===========     ===========

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION                                             [INTEROIL LOGO]


CONSOLIDATED STATEMENTS OF EARNINGS
(Expressed in United States dollars)

                                                                                                         UNAUDITED
                                                                                                         CUMULATIVE
                                                                                                          AMOUNTS
                                                                                                       FROM INCEPTION
                                                                                                            OF
                                                      UNAUDITED                    UNAUDITED            DEVELOPMENT
                                                    QUARTER ENDED               NINE MONTHS ENDED        STAGES TO
                                            ---------------------------   ---------------------------   ------------
                                            SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
                                                2004           2003           2004           2003          2004
                                                  $              $              $              $             $
                                            ------------   ------------   ------------   ------------   ------------
REVENUE

 Sales and operating revenues                 47,403,787             --     59,989,924             --     59,989,924
 Interest                                        100,418          8,837        275,672         42,948      7,242,445
 Other                                           186,089          4,512        270,827         12,368        304,976
 Equity earnings of SP InterOil, LDC                  --             --             --             --       (281,128)
                                              ----------     ----------     ----------     ----------    -----------
                                              47,690,294         13,349     60,536,423         55,316     67,256,217
                                              ----------     ----------     ----------     ----------    -----------
EXPENSES

 Cost of sales and operating expenses         45,920,779             --     56,389,650             --     56,389,650
 Administrative and general expenses           3,455,460        177,250      7,076,144      1,553,583     17,824,721
 Management fees                                      --             --             --             --      1,365,000
 Management fees for prior periods waived             --             --             --       (840,000)      (840,000)
 Exploration costs                                 9,752             --      1,501,375             --      2,461,961
 Legal and professional fees                     667,379        824,453      1,496,433      1,126,809      5,156,660
 Foreign exchange                                (12,869)       519,904         83,844        218,546      2,247,514
                                              ----------     ----------     ----------     ----------    -----------
                                              50,040,502      1,521,607     66,547,447      2,058,938     84,605,507
                                              ----------     ----------     ----------     ----------    -----------
(Loss) before income taxes and
  non-controlling interest                   (2,350,209)    (1,508,258)    (6,011,024)    (2,003,622)   (17,349,290)

Income tax (expense)                           (627,641)       (10,234)    (1,136,462)       (33,935)    (1,285,888)
                                             ----------     ----------     ----------     ----------    -----------
(Loss) before non-controlling interest       (2,977,850)    (1,518,492)    (7,147,486)    (2,037,557)   (18,635,178)

Non-controlling interest                             54          7,976          2,486          9,022        458,776
                                             ----------     ----------     ----------     ----------    -----------
NET PROFIT (LOSS)                            (2,977,796)    (1,510,516)    (7,145,000)    (2,028,535)   (18,176,402)
                                             ----------     ----------     ----------     ----------    -----------
BASIC (LOSS) PER SHARE                            (0.12)         (0.07)         (0.28)         (0.09)
DILUTED (LOSS) PER SHARE                          (0.12)         (0.07)         (0.28)         (0.09)
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING
  Basic and diluted                          25,740,505     22,488,683     25,204,493     22,488,683
                                             ----------     ----------     ----------     ----------    -----------


See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION                                           [INTEROIL LOGO]


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

                                                                                                                      UNAUDITED
                                                                                                                     CUMULATIVE
                                                                                                                       AMOUNTS
                                                                                                                    FROM INCEPTION
                                                             UNAUDITED                       UNAUDITED                   OF
                                                                                                                      DEVELOPMENT
                                                           QUARTER ENDED                 NINE MONTHS ENDED            STAGES TO
                                                    ---------------------------      --------------------------  -----------------
                                                      SEPT 30         SEPT 30          SEPT 30        SEPT 30       SEPTEMBER 30
                                                       2004            2003             2004           2003            2004
                                                        $               $                $              $               $
                                                    -----------     -----------      ----------     -----------  -----------------
Cash flows provided by (used in):

OPERATING ACTIVITIES
  Net (loss)                                         (2,977,795)     (1,510,516)     (7,145,000)     (2,028,535)    (18,176,402)
  Net distributions from SP InterOil LDC                     --              --              --              --         781,187
  Non-controlling interest                                  (54)         (7,976)         (2,486)         (9,022)       (458,776)
  Adjustments for non-cash transactions              (1,006,120)        573,832       1,193,531              --       3,357,201
  Change in non-cash operating working capital      (18,372,275)    (17,172,262)       (706,540)    (18,487,844)
                                                    -----------     -----------      ----------     -----------    ------------
                                                    (22,356,244)       (944,660)    (23,126,217)     (2,744,097)    (32,984,634)
                                                    -----------     -----------      ----------     -----------    ------------
INVESTING ACTIVITIES
  Cash acquired on consolidation
    of SP InterOil LDC                                       --              --              --              --     (14,858,947)
  Expenditure on oil and gas properties              (1,548,749)     (4,310,815)    (18,460,932)     (8,488,597)    (37,162,030)
  Expenditure on capital assets                      (4,847,459)    (20,738,717)    (13,535,459)    (66,928,696)   (160,570,371)
  Funds received on sale of assets                           --              --         405,353              --         405,353
  Investment/redemption of cash on                           --
    short-term investments                           (4,164,285)      2,227,031      20,390,640       6,191,732      (4,332,932)
  Acquisition of InterOil Products Limited                   --
    net of cash received                                     --              --       4,757,276              --       4,757,276
                                                    -----------     -----------      ----------     -----------    ------------
                                                    (10,560,493)    (22,822,501)     (6,443,122)    (69,225,561)   (196,902,704)
                                                    -----------     -----------      ----------     -----------    ------------

FINANCING ACTIVITIES
  (Repayments) Proceeds from borrowings              (2,487,000)     10,000,000       3,113,000      39,000,000      85,353,000
  Proceeds from debenture issue (note 16)            45,000,000      45,000,000
  Proceeds from indirect participation interest              --       4,033,276       3,235,000      11,183,275      19,535,000
  Other net advances (to) related party (note 3)      1,397,269        (300,455)        974,769        (866,316)      2,297,867
  Proceeds from issue of common shares                1,380,196      46,978,129       1,470,321      63,175,642     126,097,851
                                                    -----------     -----------      ----------     -----------    ------------
                                                     45,290,465      60,710,950      53,793,090     112,492,601     233,283,718
                                                    -----------     -----------      ----------     -----------    ------------
Increase in cash and cash equivalents                12,373,728      36,943,789      24,223,751      40,522,943       3,396,380
Cash and cash equivalents, beginning of period       21,163,705       6,867,693       9,313,682       3,288,539              --
                                                    -----------     -----------      ----------     -----------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD             33,537,433      43,811,482      33,537,433      43,811,482       3,396,380
                                                    ===========     ===========      ==========     ===========    ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION                                            [INTEROIL LOGO]


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in United States dollars)

                                                            UNAUDITED                     UNAUDITED                AUDITED
                                                          QUARTER ENDED                NINE MONTHS ENDED          YEAR ENDED
                                                   ----------------------------    ---------------------------    -----------
                                                   SEPTEMBER 30    SEPTEMBER 30    SEPTEMBER 30   SEPTEMBER 30    DECEMBER 31
                                                       2004            2003            2004           2003            2003
                                                        $               $               $              $               $
                                                   ------------    ------------    ------------   ------------    -----------

SHARE CAPITAL

  At beginning of period                           165,065,159     110,363,916     157,449,200     94,120,609      94,120,609
  Adjustment to reflect change in accounting
    for employee stock options (note 1)                     --              --          92,434             --              --
  Issue of capital stock                             3,356,120      47,017,783      10,879,645     63,261,090      63,328,591
                                                   -----------     -----------     -----------    -----------     -----------
  At end of period                                 168,421,279     157,381,699     168,421,279    157,381,699     157,449,200
                                                   -----------     -----------     -----------    -----------     -----------
ADDITIONAL PAID IN CAPITAL

  At beginning of period                             1,747,233         619,350         540,222        769,964         769,964
  Adjustment to reflect change in accounting
    for employee stock options (note 1)                     --                         645,216             --              --
  Stock compensation                                    15,121         (39,474)        576,916       (190,088)       (229,742)
                                                   -----------     -----------     -----------    -----------     -----------
  At end of period                                   1,762,354         579,876       1,762,354        579,876         540,222
                                                   -----------     -----------     -----------    -----------     -----------

DEFERRED FOREIGN EXCHANGE

  At beginning of period                                49,715              --              --             --              --
  Movement for period (note 1)                         118,977              --         168,692             --              --
                                                   -----------     -----------     -----------    -----------     -----------
  At end of period                                     168,692              --         168,692             --              --
                                                   -----------     -----------     -----------    -----------     -----------

WARRANTS

  At beginning of period                                    --              --              --             --              --
  Movement for period (note 16)                      1,912,606              --       1,912,606             --              --
                                                   -----------     -----------     -----------    -----------     -----------
  At end of period                                   1,912,606              --       1,912,606             --              --
                                                   -----------     -----------     -----------    -----------     -----------

CONVERSION OPTIONS

  At beginning of period                                    --              --              --             --              --
  Movement for period (note 16)                     12,382,014              --      12,382,014             --              --
                                                   -----------     -----------     -----------    -----------     -----------
  At end of period                                  12,382,014              --      12,382,014             --              --
                                                   -----------     -----------     -----------    -----------     -----------

DEFERRED HEDGE GAIN (LOSS)

  At beginning of period                                    --              --              --             --              --
  Movement for period (note 16)                                             --                             --              --
                                                   -----------     -----------     -----------    -----------     -----------
  At end of period                                          --              --              --             --              --
                                                   -----------     -----------     -----------    -----------     -----------

DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE

  At beginning of period                           (15,936,256)     (8,031,852)    (11,031,402)    (7,513,833)     (7,513,833)
  Adjustment to reflect change in
    accounting for employee stock
    options (note 1)                                        --              --        (737,650)            --              --
  Net (loss) for period                             (2,977,796      (1,510,516)     (7,145,000)    (2,028,535)     (3,517,569)
                                                   -----------     -----------     -----------    -----------     -----------
  At end of period                                 (18,914,052)     (9,542,368)    (18,914,052)    (9,542,368)    (11,031,402)
                                                   -----------     -----------     -----------    -----------     -----------
SHAREHOLDERS' EQUITY AT END OF PERIOD              165,732,893     148,419,207     165,732,893    148,419,207     146,958,020
                                                   ===========     ===========     ===========    ===========     ===========

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION                                             [INTEROIL LOGO]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

InterOil Corporation's (the "Company" or "InterOil") primary business interests are the development of an oil refinery (the "Project"), Oil and Gas Exploration in Papua New Guinea ("PNG") and distribution of refined petroleum products in PNG.


1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited consolidated financial statements for the nine months ended September 30, 2004 have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2003. These unaudited consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2003 Annual Report except for the following:

Stock-based compensation - Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognised.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods. The effect of retroactively adopting the fair value based method, without restatement, is to increase the opening accumulated deficit by $737,650, increase additional paid up capital by $645,216 and increase share capital by $92,434.

Inventory valuation - Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost consists of raw material, labour, direct overheads and transportation.

Foreign currency - For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a seperate component of shareholders' equity.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

Deferred financing costs - Deferred financing costs represent the unamortised cost of fees incurred to secure long-term borrowings. Amortisation is provided on a straight-line basis, over the term of the related debt and is included in administrative and general expenses for the period.

Receivables - The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

2. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                 QUARTER ENDED             NINE MONTHS ENDED
                                                            -----------------------     -----------------------
                                                             SEP-30        SEP-30       SEP-30         SEP-30
                                                              2004          2003         2004           2003
                                                                $             $            $              $
                                                            ---------     ---------     ---------     ---------
Cash paid during the period for:
     Interest                                               2,932,100            --     2,932,100     1,656,451
     Income taxes                                               3,022        10,557        20,199        24,019
Interest received during the period for non-cash
     investing and financing
     activities:                                               47,011        10,707       322,274        14,588
Write off of Oil and Gas exploration retention licences        13,248            --     1,501,375            --
Conversion of indirect participation into share capital     1,500,670            --     9,226,170            --

3. RELATED PARTIES

Amounts due to related parties of $2,453,520 (December 31, 2003 - $1,478,751) represents monies owed to Petroleum Independent and Exploration Corporation
(PIE) which acts as a sponsor of the Company's oil refinery project. PIE advanced a loan of $2,900,000 to the InterOil Group in the quarter ended March 31, 2002 which has interest charged at a rate of 5.75%. The Company has repaid $1,843,750 of this loan as at September 30, 2004. A further $1,397,269 was advanced in the quarter ended September 30, 2004 and this loan has interest charged at a rate of 12% per annum.

Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms This party is related by virtue of common directorships. Amounts paid or payable to Breckland during the period amounted to $127,769.

During the period, $75,000 was accrued for the sponsor's (PIE) legal, accounting and reporting costs.

4. INVENTORIES

                                             SEP-30         DEC-31         SEP-30
                                              2004           2003           2003
                                               $              $              $
                                           ----------     ----------     ----------
Midstream (crude oil feedstock)            32,652,476             --             --
Midstream (refined petroleum product)      11,426,749             --             --
Downstream (refined petroleum product)     13,376,427             --             --
                                           ----------     ----------     ----------
                                           57,455,652             --             --
                                           ==========     ==========     ==========

5. PLANT AND EQUIPMENT

The Company is considered to be in the construction and pre-operating stage of development of an oil refinery in Papua New Guinea. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of plant and equipment (refinery assets). Administrative and general costs are expensed as incurred. Plant and equipment are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such plant and equipment (refinery assets). Plant and equipment is depreciated over their useful lives. Depreciation of refinery assets will commence on the date of achieving commercial operations.

Plant and equipment by business
stream:                               SEP-30          DEC-31          SEP-30
                                       2004            2003            2003
                                        $               $               $
                                   -----------     -----------     -----------
    Upstream assets                  5,642,654       5,650,817       5,653,878
    Refinery assets                218,044,458     196,244,045     181,889,497
    Downstream assets                  385,303         321,817         288,154
    Corporate assets                    88,681          92,786          99,979
                                   -----------     -----------     -----------
                                   224,161,096     202,309,465     187,931,508
                                   ===========     ===========     ===========

6. OIL AND GAS PROPERTIES

The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised. Costs associated with Retention Licences PRL 4 and PRL 5 have been written off in the current quarter. This was due to the non-existence of gas contracts and immediate development plans for these licences.

                                                    SEP-30         DEC-31         SEP-30
                                                     2004           2003           2003
                                                      $              $              $
                                                  ----------     ----------     ----------
PPL 238, at cost                                  40,746,895     21,192,055     11,414,701
Other exploration properties at cost                 935,148      1,825,960      1,786,666
                                                  ----------     ----------     ----------
                                                  41,682,043     23,018,015     13,201,367
                                                  ==========     ==========     ==========

7. SECURED LOAN

On June 12, 2001, the Company entered into a loan agreement with the Overseas Private Investment Corporation (OPIC), an agency of the US Government, to secure a project financing facility of $85,000,000. The facility is fully drawn down at September 30, 2004. The loan is secured over the assets of the refinery project.

The loan expires June 30, 2014 and half yearly repayments of $4,500,000 were to commence on June 30, 2004. The loan agreement has been amended such that repayments will now commence on June 30, 2005.

8. INDIRECT PARTICIPATION INTEREST

In March 2004, the Company received an additional $3,235,000 from PNG Drilling Ventures Limited ("PNGDV") relating to PNGDV's indirect interest in the Company's phase 1 exploration program. In January 2004, $75,500 of the PNGDV interest was converted to 5,000 common shares of InterOil Corporation and a further $1,500,670 of the interest was converted to 84,545 common shares on September 30, 2004 in accordance with the indirect participation interest agreement. The balance of the indirect participation interest at September 30, 2004 is $10,608,830.

9. NON-CONTROLLING INTEREST

At September 30, 2004, a subsidiary, S.P. InterOil LDC, holds 98.69% (December 31, 2003 - 98.66%) of the non-voting participating shares issued from E. P. InterOil Limited.

10. SHARE CAPITAL

InterOil Corporation has issued shares as at September 30, 2004 of 25,850,075 (December 31, 2003 - 24,815,961, September 30, 2003 - 24,797,961). The total number of shares issued in the period to September 30, 2004 is 1,034,114 (September 30, 2003 - 4,212,018, year ended December 31, 2003 - 4,230,018). The weighted average number of shares used in the earnings per share calculation is 25,204,493 (2003 - 22,488,683) InterOil Corporation securities trade on the Australian Stock Exchange as Chess Depository Interests (CDIs) on the basis of 10 CDIs to one common share. They also trade on the Port Moresby Stock Exchange and the Toronto Stock Exchange in Canada as common shares.

11. STOCK OPTIONS

As at September 30, 2004, InterOil Corporation has 1,219,023 (December 31, 2003
- 1,363,265) stock options outstanding. During the nine months to September 30, 2004, a total of 175,860 options were issued.

12. ACQUISITION OF SUBSIDIARY

On April 28, 2004, InterOil, through its wholly owned subsidiary, S.P.I. Distribution Limited acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited ("IPL"). IPL is a distributor of refined petroleum products in Papua New Guinea.

The results of IPL's operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL's shares was transferred to InterOil. Under the agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognised as a reduction in the acquisition cost.

The aggregate purchase price is $13,226,854, including a service agreement for $1,000,000 related to the purchase. A deposit of $1,000,000 of the purchase price has been paid. The remaining $12,226,854 (discounted amount $11,988,608) is payable on March 1, 2005 and is included in current liabilities in the financial statements.

The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                             $
                                        -----------
Current assets                           22,474,255
Future income tax benefit                   640,284
Property, plant and equipment             3,007,312
                                        -----------
Total assets acquired                    26,121,851
Current liabilities                     (12,894,997)
Net assets acquired                      13,226,854
                                        ===========

13. WORKING CAPITAL FACILITY

The Company has secured a $60,000,000 working capital facility to finance the ongoing purchase of crude oil for the refinery. Under the facility the Company has access to documentary letters of credit, stand by letters of credit, short term advances and advances on merchandise. The interest rate applicable to any advance under the short term loans is 2.5% per annum above LIBOR. The facility is available for twelve months to June 2005.

The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery.

At September 30, 2004, the Company had no letters of credit outstanding. Cash totalling $23,296,468.61 was being maintained as a security margin for the facility.

14. SUBSEQUENT EVENTS

CREDIT FACILITY

On November 3, 2004, InterOil amended the credit facility with BNP Paribas (Singapore branch) to increase the maximum availability under the facility from $60,000,000 to $100,000,000. This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The amended facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short-term advances. In addition to the base facility, the amended agreement offers both a cash-secured short-term advance facility and a discounting facility on specific monetary receivables.

SENIOR CONVERTIBLE DEBENTURES

On November 10, 2004, InterOil filed a base shelf prospectus with the securities regulatory authorities in Ontario and the United States. Under the terms of the debenture issuance, InterOil is required to register the securities for resale in Ontario and the United States. The base shelf prospectus is being filed to support this registration.

15. DEFERRED DERIVATIVE CONTRACTS

InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product production. As at September 30, 2004, InterOil had Naphtha swap agreements in place to hedge a portion of the anticipated 2004 production, and the unrealized loss at September 30, 2004 of $550,275 (nil at September 2003) is recognized in the financials under deferred derivative contracts. A summary of the outstanding contracts are as follows:

                                   Notional Volumes                          Price USD per         Unrealized
Derivative                              (bbls)               Term                Barrel           Gain/Loss USD
--------------------------------- ------------------- -------------------- ------------------- --------------------
NAPHTHA fixed price                    195,000            October to             $45.70            $(550,275)
                                                         November 2004

16. DEBENTURES

On August 28, 2004 ($30 million) and September 4, 2004 ($15 million) InterOil issued a total of $45 million in senior convertible debentures. The debentures mature on August 28, 2009 and bear interest at a rate of 8.875% per annum, payable quarterly. The debentures are convertible at the investor's option at any time into common shares at a fixed conversion price of US$20.16 per share. The definitive agreement provides that, starting in June 2006, the investors will have the option to request redemption of portions of the original principal amount from InterOil in equal amounts at stated dates until the maturity date. At InterOil's option, any cash payments contemplated under the debentures may be made in registered common shares issued at a ten percent discount to market. In addition, if after the one-year anniversary of the effective date of the registration statement registering the resales of the common stock issuable upon conversion of the debentures and warrants or as interest upon the debentures, the trading price exceeds US$28.23 per share, in certain circumstances, InterOil may require the investors to convert the debentures into common shares at the fixed conversion price of US$20.16 per share. The debentures have certain customary covenants regarding, among other things, the debt that InterOil may incur. In an event of default under the debentures, InterOil may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 15% premium.

In connection with the issuance of the senior convertible debentures, InterOil issued to the investors five-year warrants to purchase 359,411 common shares at an exercise price equal to US$21.91.

This transaction has been accounted for using the Black-Scholes option pricing model to estimate a fair-value for the conversion options and the warrants. The fair market value of the debt was determined using a discounted cash flow model which used an indicative market rate for comparable unsecured debts with no conversion options or warrants. The estimated fair value of the debt, warrants and option feature was used as a basis for pro rata allocation of the proceeds of the senior convertible debt. The allocation is:

Estimated Allocation                               USD
--------------------                       -----------
Debentures (debt portion)                  $30,705,380
Conversion Options                         $12,382,014
Warrants                                    $1,912,606
                                           -----------
Total                                      $45,000,000

17. SEGMENT REPORTING

Management has determined that the Company operates in three key segments; Upstream - exploration and production, Midstream - refinery operations, Downstream - refined product distribution, in Papua New Guinea. The remaining amounts related to Corporate offices.

The following tables present the Company's results by segment.

Quarter ended September 30, 2004 (unaudited)

                                              UPSTREAM       MIDSTREAM        DOWNSTREAM        OTHER            TOTAL
                                                  $              $                $               $                $
                                              --------       ----------       ----------      ----------       ----------
External revenues                                   --               --       21,094,240              --       21,094,240
                                                                                                               ----------
Segment contributions                         (362,155)      (1,514,704)       2,237,676      (2,870,187)      (2,509,370)
                                                                                                               ----------

Reconciliation to net earnings (loss):
Segment contributions                                                                                          (2,509,370)
Investment income                                                                                                 100,418
Other                                                                                                              58,743
Non controlling interest                                                                                               54
Income tax expense                                                                                               (627,641)
                                                                                                               ----------
Net earnings (loss)                                                                                            (2,977,796)
                                                                                                               ==========


Quarter ended September 30, 2003 (unaudited)

                                              UPSTREAM       MIDSTREAM        DOWNSTREAM        OTHER           TOTAL
                                                  $              $                $               $               $
                                              --------       ----------       ----------      ----------      ----------
External revenues                                   --               --               --              --              --
                                                                                                              ----------
Segment contributions                          255,958         (664,905)          (5,369)     (1,107,292)     (1,521,608)
                                                                                                              ----------
Reconciliation to net earnings (loss):
Segment contributions                                                                                         (1,521,608)
Investment income                                                                                                  8,838
Other                                                                                                              4,512
Non controlling interest                                                                                           7,976
Income tax expense                                                                                               (10,234)
                                                                                                              ----------
Net earnings (loss)                                                                                           (1,510,516)
                                                                                                              ==========

Nine months ended September 30, 2004 (unaudited)

                                             UPSTREAM         MIDSTREAM       DOWNSTREAM        OTHER            TOTAL
                                                $                 $               $               $                $
                                            ----------        ---------       ----------      ----------       ----------
External revenues                                   --               --       33,680,377              --       33,680,377
                                                                                                               ----------
Segment contributions                       (2,732,692)        (576,854)       2,179,897      (5,300,528)      (6,430,177)
                                                                                                               ----------
Reconciliation to net earnings (loss):
Segment contributions                                                                                          (6,430,177)
Investment income                                                                                                 275,672
Other                                                                                                             143,481
Non controlling interest                                                                                            2,486
Income tax expense                                                                                             (1,136,462)
                                                                                                               ----------
Net earnings (loss)                                                                                            (7,145,000)
                                                                                                               ==========

Nine months ended September 30, 2003 (unaudited)

                                             UPSTREAM         MIDSTREAM       DOWNSTREAM        OTHER            TOTAL
                                                $                 $               $               $                $
                                            ----------        ---------       ----------      ----------       ----------
External revenues                                   --               --               --              --               --
                                                                                                               ----------
Segment contributions                         (216,524)         340,650           (6,667)     (2,176,397)      (2,058,938)
                                                                                                               ----------

Reconciliation to net earnings (loss):
Segment contributions                                                                                          (2,058,938)
Investment income                                                                                                  42,948
Other                                                                                                              12,368
Non controlling interest                                                                                            9,022
Income tax expense                                                                                                (33,935)
                                                                                                               ----------
Net earnings (loss)                                                                                            (2,028,535)
                                                                                                               ==========

The following tables present the Company's assets by segment.

                            UPSTREAM               MIDSTREAM            DOWNSTREAM               OTHER                   TOTAL
                               $                       $                    $                      $                       $
                           ----------             -----------           ----------             ----------             -----------
Total assets               49,177,091             265,120,141           25,899,351             34,594,191             374,790,774
                           ==========             ===========           ==========             ==========             ===========

September 30, 2003 (unaudited)

                            UPSTREAM               MIDSTREAM            DOWNSTREAM               OTHER                   TOTAL
                               $                       $                    $                      $                       $
                           ----------             -----------           ----------             ----------             -----------
Total assets               21,889,308             190,339,078              288,154             42,812,499             255,329,039
                           ==========             ===========           ==========             ==========             ===========